[SHIP LOGO  VANGUARD(R)]


                                                    P.O. Box 2600
                                                    Valley Forge, PA 19482-2600

                                                    610-669-1538
                                                    Judy_L_Gaines@vanguard.com



August 14, 2008


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                    via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard International Equity Index Funds

Dear Mr. Sandoe,

         The following summarizes my discussion with Brion Thompson yesterday afternoon regarding your comments to Post-effective Amendment No. 60 of Vanguard International Equity Index Funds' registration statement. The Post-Effective Amendment was filed on June 26, 2008.


Comment 1:        Prospectus - Turnover Rate
--------------------------------------------
Comment:          Disclosure of comparable funds' peer group turnover rates is not presented in close proximity to the turnover rates of the Vanguard funds. The relevance of the peer group information is of less relevance based on its current location in the prospectus.

Response:         We have reviewed our disclosure and we think the information is relevant in its current location in the prospectus. Since there is no requirement that the peer group turnover information be placed in any particular proximity to fund turnover information, we don't plan to move the turnover rate discussion and/or the accompanying Plan Talk box.

Comment 2:        Prospectus - The Fund and Vanguard and Investment Advisor
---------------------------------------------------------------------------
Comment:          In the section entitled "The Fund and Vanguard" the prospectus says the Vanguard funds hold assets in excess of $1.2 trillion. In the section entitled "Investment Advisor" the prospectus says Vanguard serves as advisor for approximately
                  $1 trillion.  Please explain this apparent inconsistency.

Response:         The two figures represent different things, and both are
                  accurate. The first figure, $1.2 trillion, represents the assets held by all of the Vanguard funds, including funds managed internally as well as funds managed by external investment advisors. The second figure, "approximately $1 trillion," represents the assets under management of Vanguard's internally managed funds - those managed by Vanguard's Fixed Income Group and Vanguard's Quantitative
                  Equity Group, but not including external investment advisers.
                  Accordingly, we do not plan to amend the disclosure.

Comment 3:        Continued Use of Prospectus Supplement from February with an
                  Updated Prospectus Dated August 2008
------------------------------------------------------
Comment:          It is improper to continue to use a prospectus supplement
                  dated as of February 2008 with a prospectus that is being updated via a 485(a) filing and which will be dated August
                  2008.

Christian Sandoe, Esq.
August 19, 2008
Page 2

Response:         We agree with the comment, and will discontinue use of the supplement. This will be reflected in our 485(b) filing that responds to these comments, where the supplement will no longer appear.

Comment 4:        Emerging Markets Fund - Item 2 Performance Table
------------------------------------------------------------------
Comment:          In compliance with the requirements of Item 2(c)(2)(i) of Form
                  N-1A, please show the performance of a broad-based securities index for the same periods of time as the performance of the fund, itself.

Response:         We will edit the performance table as requested.

Comment 5:        Page 7 of Signal Shares Prospectus
----------------------------------------------------
Comment:          In the operating expense table, pursuant to Instruction 1(a)
                  to Item 3 of Form N-1A, please round all percentages to the nearest hundredth of one percent.

Response:         We will round the percentages as requested.

Comment 6:        Tandy Requirements
------------------------------------
As required by the SEC, the Funds acknowledge that:

                o The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.
                o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department